Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of June 26, 2026.

USV 2019, LP
By: USV 2019 GP, LLC, its General Partner

By: /s/ Rebecca Kaden
Name: Rebecca Kaden
Title: Managing Member

USV Bundled 2022, LP
By: USV Bundled 2022 GP, LLC, its General Partner

By: /s/ Rebecca Kaden
Name: Rebecca Kaden
Title: Managing Member

USV Bundled Investors 2022, LP
By: USV Bundled 2022 GP, LLC, its General Partner

By: /s/ Rebecca Kaden
Name: Rebecca Kaden
Title: Managing Member

USV Investors 2019, LP
By: USV 2019 GP, LLC, its General Partner

By: /s/ Rebecca Kaden
Name: Rebecca Kaden
Title: Managing Member

USV Opportunity 2022, LP

By: USV Opportunity 2022 GP, LLC, its General Partner

By: /s/ Rebecca Kaden
Name: Rebecca Kaden
Title: Managing Member

USV 2019 GP, LLC

By: /s/ Rebecca Kaden
Name: Rebecca Kaden
Title: Managing Member

USV Opportunity 2022 GP, LLC

By: /s/ Rebecca Kaden
Name: Rebecca Kaden
Title: Managing Member

USV Bundled 2022 GP, LLC

By: /s/ Rebecca Kaden
Name: Rebecca Kaden
Title: Managing Member